

September 30, 2011

Via E-mail
Mr. Javan Khazali
President
New Western Energy Corporation
20 Truman, Ste. 204
Irvine, California 92620

> **Re:** **New Western Energy Corporation**
> **Amendment No. 2 to Registration Statement on Form 10**
> **Filed August 23, 2011**
> **Form 10-Q for the Quarter Ended June 30, 2011, as amended**
> **Filed August 16, 2011**
> **File No. 0-54343**

Dear Mr. Khazali:

This letter replaces our comment letter dated September 7, 2011. We have reviewed your amendment, and your letter dated August 22, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form 10

General

1.   As we requested in comment one in our letter dated May 9, 2011, please provide in your response letter page number references keying each response to the page or pages of the amended filing where you have provided responsive disclosure.

Mr. Javan Khazali
New Western Energy Corporation
September 30, 2011
Page 2

Business, page 3

2.   We note your response to comment three in our letter dated July 8, 2011, regarding the
        terms of the Phillips Lease, and we re-issue the comment, in part. Please disclose the
        provision in the third numbered paragraph in the Phillips Lease. Please also clarify your
        statement at page 4 in your filing that as of December 31, 2010 you had met your
        $130,000 payment obligation under the lease, as it would appear from the lease that you
        also have ongoing obligations in addition to the $130,000 payment for your 75% working
        interest.

3.   We note your response to comment six in our letter dated July 8, 2011. Please revise your
        disclosure to clarify in plain terms the practical effect of Section 5.A.3 of the Venture
        Agreement between New Western Texas Oil & Gas and 3M Production. For example,
        and without limitation, we note that you use the term "Payout" without providing the
        meaning of such term in your filing.   Please also clarify, if true, that pursuant to the
        venture agreement, you will be responsible for initially paying the full purchase price for
        any lease purchases, and the full development costs on any leases acquired, and will
        recover the amounts for which 3M Production is responsible only to the extent that 3M
        Production's interest in any net revenues from production covers such costs.

Productive Wells and Acreage, page 5

4.   We note your response number nine in your letter dated August 22, 2011 in which you
        indicate that you have no present intent to engage in hydraulic fracturing or acid fracturing
        in the foreseeable future. However, on page 5 of your amendment you still cite
        acid/fracture procedures. Please reconcile this apparent discrepancy. To the extent that
        you do intend to engage in acid/fracturing procedures, please comply with prior comment
        nine in our letter dated July 8, 2011.

Risk Factors, page 8

5.   We note your response to comment 12 in our letter dated July 8, 2011, regarding
        duplicative disclosure in your Risk Factors section, and we re-issue the comment, in part.
        Please review your entire Risk Factors section and revise to remove disclosure that is
        duplicative.

Operating hazards, natural disasters or other interruptions of our operations…, page 14

6.   Your statement in this risk factor that your "[c]onsistent with insurance coverage generally
        available to the industry, our insurance policies provide limited coverage for losses or
        liabilities relating to pollution."   Reconcile this statement with your statement under
        "Government Regulation" on page 7 that "[w]e do not maintain our own insurance for
        protection against environmental liabilities."

Financial Statements

Note 5 – Mineral Properties and Related Obligations, page F-25

7.   We have read your response to comment 14 in our letter dated July 8, 2011, regarding
        your accounting for the modification of warrants associated with the Wellsboro lease.
        You state that your December 2010 modification should be regarded as a revision to the
        November 2008 lease acquisition cost because provisions in the contemporaneous offering
        and lease agreements "directly and clearly link" the modification to these agreements.
        The support offered for your position includes references to language in the offering
        document, that "all subscribers must be treated equally"; and to the lease agreement, that
        "shares shall be treated the same as any other common stock" and that you "shall take any
        action to allow the lessor to be able to sell and transfer the shares." You add a
        parenthetical notation to indicate this language was intended to also apply to common
        stock equivalents but this does not appear in the actual agreements, nor does it appear to
        be relevant because extending the period over which the counterparty may elect to
        purchase additional shares through the exercise of warrants does not correlate in our view
        with the sale or transfer provision that you are relying upon.

        We are not persuaded by your explanation in part because you have not identified any
        language in the offering or lease agreements which explicitly contemplate an extension to
        the terms of warrants. Furthermore, in setting forth your rationale for the modification,
        you clearly state and acknowledge that it was intended to be "consideration to the warrant
        holders for the delays" in becoming a public company, rather than an action precipitated
        by and necessary to comply with any contractual provision in the agreements you cite. As
        for your reliance upon guidance pertaining to the accounting for modifications of equity
        awards granted to employees, specifically the handling of debits in calculating
        compensation expense, we would not equate your relationship with the lessor as one in
        which you are receiving incremental and ongoing services, as typically occurs with an
        employee; and we believe the distinction between the guidance pertaining to vested and
        non-vested equity awards dispels your incremental asset view.

        As stated previously, we believe the guidance in FASB ASC 718-20-35 that requires an
        accounting for the incremental value conveyed through a modification to the terms of
        equity instruments would be applicable by analogy. The guidance in SAB Topic 14:A
        clarifies our view on the applicability of this guidance by analogy to share based payments
        with non-employees. Similarly, we believe that your modification of other warrants,
        including those originally issued in exchange for cash, may require recognition of
        expense, such as investor relations expense, if you did not receive incremental assets in
        exchange for the modifications and are unable to show that your modifications were
        necessary to comply with contractual provisions inherent in the instruments when
        originally issued. We would emphasize that guidance in FASB ASC 718-20-35-3 is clear
        in characterizing an equity instrument modification as incremental value which should be

accounted for in order to comply with GAAP. However, the handling of debits must reflect the nature and substance of your arrangement.

Our view on the accounting for offering costs is set forth in SAB Topic 5:A and while it accommodates the deferral and offsetting of costs directly attributable to a proposed or actual offering of securities against proceeds of an offering; it does not extend to costs which are unrelated and subsequent to the offering. We believe that your view of the modification as a revision of the lease acquisition cost is not consistent with GAAP. We have consulted with our Division's Office of Chief Accountant, and believe that you will need to correct your financial statements to recognize expense for the value of the modifications unless you show that the effects of not correcting the errors would not be material.

Please submit details of all warrant modifications that have occurred during the periods presented, including your rationale, a description and valuation of any assets received in exchange, valuation of each modification, an indication of how these are reported in your financial statements, and a summary of the potential income statement effects for the value of all modifications in excess of the value of any assets received, calculated in accordance with FASB ASC 718-20-35.

Amendment No. 1 to Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2011

8.   We note that your investment in XnE, Inc.'s common stock constitutes a significant portion of your assets, as reflected on your balance sheet at June 30, 2011. Please provide your analysis with respect to whether you should be considered an "investment company" under the Investment Company Act of 1940 and therefore subject to registration and regulation under the Investment Company Act. In addition, if you believe that you are able to rely on one of the exclusions from the definition of "investment company" set forth in the Investment Company Act, please provide a written legal and factual analysis in support of that claim.

Exhibit 31 – Certifications

9.   The certification does not conform to the requirements of Item 601(b)(31) of Regulation S-K as you have omitted the language pertaining to your responsibility for internal control over financial reporting, required in the introductory section of paragraph 4. Please comply with your reporting obligations.

Closing Comments

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       You may contact Craig Arakawa, Staff Accountant, at (202) 551-3650 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686, if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Attorney-Advisor, at (202) 551-3317 or Laura Nicholson, Attorney-Advisor, at (202) 551-3584 with any other questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director